HEI Exhibit 99.1

August 4, 2008

Contact:	Suzy P. Hollinger	(808) 543-7385 Telephone
	Manager, Treasury and Investor Relations	(808) 203-1155 Facsimile
E-mail: shollinger@hei.com

HAWAIIAN ELECTRIC INDUSTRIES, INC. REPORTS SOLID SECOND QUARTER 2008 PERFORMANCE

HONOLULU — Hawaiian Electric Industries, Inc. (NYSE—HE) today reported consolidated net income for the second quarter of 2008 of $5.1 million, or $0.06 per share, compared to $17.5 million, or $0.21 per share for the second quarter of 2007. Second quarter 2008 results include $35.6 million ($0.42 cents per share) of previously-disclosed after-tax charges related to the successful strategic restructuring of its bank’s balance sheet in June.

“Excluding the effects of the bank balance sheet restructuring, net income would have been $40.7 million, or $0.48 per share for the second quarter of 2008,” said Constance H. Lau, HEI president and chief executive officer. “All areas of the company contributed to solid performance in the quarter,” said Lau. “Our utilities continued to regain financial strength from interim rate relief after several tough quarters last year. Excluding the balance sheet restructuring charges, the bank’s earnings and profitability improved quarter-over-quarter. Additionally, holding and other company losses were lower due to lower interest and general and administrative expenses,” noted Lau.

Hawaiian Electric Industries, Inc. News Release

August 4, 2008

UTILITY RESULTS

Electric utility net income for the second quarter of 2008 was $27.4 million compared with $10.7 million for the same quarter in 2007. “We are seeing recovery from unusually low earnings a year ago when our utilities were awaiting rate increases to earn a return on reliability investments and recover higher operating costs,” said Lau.

At the same time, kilowatthour sales were down slightly compared with the same quarter of 2007 largely due to the effects of conservation and demand-side management programs more than offsetting the impact of mildly warmer temperatures. “Hawaii customers have been diligently seeking ways to conserve energy in response to the dramatic rise in the cost of fuel, which impacts the price of nearly all goods and services here in Hawaii,” said Lau.

Other operations and maintenance (O&M) expenses were flat quarter-over-quarter, as higher operations expenses for customer efficiency programs and operations reliability were slightly more than offset by lower maintenance expense resulting primarily from the lower scope of unit overhauls and timing of vegetation management expenses. “However, we expect higher O&M expense levels for the second half of 2008 due to planned increases in production and transmission and distribution maintenance work,” noted Lau.

The utility also recorded $1.1 million in higher quarter-over-quarter depreciation expenses due to 2007 plant additions.

Hawaiian Electric Industries, Inc. News Release

August 4, 2008

BANK RESULTS

Bank net loss for the second quarter of 2008 was $18.1 million, compared to net income of $12.6 million for the same quarter last year. Results include after-tax charges of $35.6 million related to the balance sheet restructuring and the following other after-tax items: a $1.2 million previously-disclosed technology project write-off, a $2.6 million insurance recovery, and a $0.6 million gain on the sale of MasterCard stock.

“Bank operations were strong in the second quarter,” said Lau. “We are excited that the balance sheet restructuring, along with product enhancements and productivity initiatives, have successfully positioned the bank for greater profitability.”

Net interest income in the second quarter of 2008 was $52.6 million compared to $51.1 million in the second quarter of 2007. The impact of lower interest expense, primarily due to lower rates on deposits and borrowings and lower deposit balances, more than offset the decline in interest income, primarily due to lower yields on assets and lower investment balances. Net interest margin expanded to 3.39% in the second quarter of 2008, compared with 3.20% in the second quarter of 2007.

In the second quarters of 2008 and 2007, the bank recorded $1.2 million in provision for loan losses. “The overall credit quality of the bank’s loan portfolio remains good. However, we remain cautious and are actively monitoring our loan portfolios as there are signs that the local economy and real estate market are slowing,” added Lau.

Quarter-over-quarter bank noninterest income and noninterest expense were primarily impacted by the aforementioned balance sheet restructuring, technology project write-off, insurance recovery and gain on sale of MasterCard stock. Services expenses were lower by $3.7 million, primarily due to lower consulting and legal expenses.

Hawaiian Electric Industries, Inc. News Release

August 4, 2008

HOLDING AND OTHER COMPANIES’ RESULTS

The holding and other companies’ net losses were $4.2 million in the second quarter of 2008 compared with $5.7 million in the second quarter of 2007. The quarter-over-quarter improvement was primarily due to lower interest and general and administrative expenses.

WEBCAST AND TELECONFERENCE

Hawaiian Electric Industries, Inc. will conduct a webcast and teleconference call to review its second quarter 2008 earnings on Tuesday, August 5, 2008, at 8:00 a.m. Hawaii Time (2:00 p.m. Eastern Time). The event can be accessed through HEI’s website at http://www.hei.com or by dialing (866) 510-0710, passcode: 57495087 for the teleconference call.

An online replay of the webcast will be available at the same website beginning about two hours after the event. Replays of the teleconference call will also be available approximately two hours after the event through August 19, 2008, by dialing (888) 286-8010, passcode: 43538430.

Representing management will be Constance H. Lau, president and chief executive officer, Hawaiian Electric Industries, Inc. and chairman, Hawaiian Electric Company, Inc.; and Timothy K. Schools, president, American Savings Bank, F. S. B.

HEI supplies power to over 400,000 customers or 95% of Hawaii’s population through its electric utilities, Hawaiian Electric Company, Inc., Hawaii Electric Light Company, Inc. and Maui Electric Company, Ltd. and provides a wide array of banking and

Hawaiian Electric Industries, Inc. News Release

August 4, 2008

other financial services to consumers and businesses through American Savings Bank, F.S.B., the state’s third largest financial institution based on 2007 year-end asset size.

FORWARD-LOOKING STATEMENTS

This release may contain “forward-looking statements,” which include statements that are predictive in nature, depend upon or refer to future events or conditions, and usually include words such as expects, anticipates, intends, plans, believes, predicts, estimates or similar expressions. In addition, any statements concerning future financial performance (including future revenues, expenses, earnings or losses or growth rates), ongoing business strategies or prospects and possible future actions, which may be provided by management, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about HEI and its subsidiaries, the performance of the industries in which they do business and economic and market factors, among other things. These forward-looking statements are not guarantees of future performance.

Forward-looking statements in this release should be read in conjunction with the “Forward-Looking Statements” discussion (which is incorporated by reference herein) set forth on page iv of HEI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, and in HEI’s future periodic reports that discuss important factors that could cause HEI’s results to differ materially from those anticipated in such statements. Forward-looking statements speak only as of the date of this release.

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Hawaiian Electric Industries, Inc. (HEI) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended June 30,		Six months ended June 30,		Twelve months ended June 30,
(in thousands, except per share amounts)	2008	2007	2008	2007	2008	2007
Revenues
Electric utility	$688,121	$492,712	$1,312,010	$940,390	$2,477,934	$2,016,257
Bank	85,950	107,526	191,794	211,986	405,303	417,791
Other	(16)	525	(132)	2,410	2,067	1,711

	774,055	600,763	1,503,672	1,154,786	2,885,304	2,435,759

Expenses
Electric utility	632,725	463,923	1,205,631	898,609	2,282,751	1,893,184
Bank	116,942	87,832	199,423	173,864	367,044	344,285
Other	2,786	3,699	6,270	8,463	13,279	14,924

	752,453	555,454	1,411,324	1,080,936	2,663,074	2,252,393

Operating income (loss)
Electric utility	55,396	28,789	106,379	41,781	195,183	123,073
Bank	(30,992)	19,694	(7,629)	38,122	38,259	73,506
Other	(2,802)	(3,174)	(6,402)	(6,053)	(11,212)	(13,213)

	21,602	45,309	92,348	73,850	222,230	183,366

Interest expense–other than on deposit liabilities and other bank borrowings	(18,186)	(19,282)	(37,435)	(39,793)	(76,198)	(77,220)
Allowance for borrowed funds used during construction	835	586	1,597	1,184	2,965	2,642
Preferred stock dividends of subsidiaries	(473)	(473)	(946)	(946)	(1,890)	(1,890)
Allowance for equity funds used during construction	2,105	1,202	4,006	2,434	6,791	5,646

Income before income taxes	5,883	27,342	59,570	36,729	153,898	112,544
Income taxes	747	9,793	20,467	12,416	54,329	39,791

Net income	$5,136	$17,549	$39,103	$24,313	$99,569	$72,753

Basic earnings per common share	$0.06	$0.21	$0.47	$0.30	$1.20	$0.89

Diluted earnings per common share	$0.06	$0.21	$0.47	$0.30	$1.20	$0.89

Dividends per common share	$0.31	$0.31	$0.62	$0.62	$1.24	$1.24

Weighted-average number of common shares outstanding	84,052	81,907	83,762	81,679	83,249	81,461

Adjusted weighted-average shares	84,155	82,124	83,822	81,906	83,283	81,644

Net income (loss) by segment
Electric utility	$27,432	$10,650	$52,017	$11,103	$93,070	$47,776
Bank	(18,093)	12,582	(3,517)	24,178	25,412	46,915
Other	(4,203)	(5,683)	(9,397)	(10,968)	(18,913)	(21,938)

Net income	$5,136	$17,549	$39,103	$24,313	$99,569	$72,753

This information should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2007 (included in HEI’s Form 8-K dated February 21, 2008) and the consolidated financial statements and the notes thereto in HEI’s Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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Hawaiian Electric Company, Inc. (HECO) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2008	2007	2008	2007
Operating revenues	$686,647	$491,249	$1,309,141	$938,046

Operating expenses
Fuel oil	273,755	167,121	523,298	327,050
Purchased power	177,226	133,727	328,021	245,243
Other operation	59,422	53,643	115,001	100,836
Maintenance	23,990	29,869	47,603	57,205
Depreciation	35,401	34,272	70,835	68,539
Taxes, other than income taxes	62,371	44,903	119,857	87,450
Income taxes	17,094	6,492	32,472	10,998

	649,259	470,027	1,237,087	897,321

Operating income	37,388	21,222	72,054	40,725

Other income
Allowance for equity funds used during construction	2,105	1,202	4,006	2,434
Other, net	1,111	1,049	2,207	(5,149)

	3,216	2,251	6,213	(2,715)

Income before interest and other charges	40,604	23,473	78,267	38,010

Interest and other charges
Interest on long-term debt	11,810	11,390	23,534	22,886
Amortization of net bond premium and expense	639	646	1,270	1,192
Other interest charges	1,059	874	2,045	3,015
Allowance for borrowed funds used during construction	(835)	(586)	(1,597)	(1,184)
Preferred stock dividends of subsidiaries	229	229	458	458

	12,902	12,553	25,710	26,367

Income before preferred stock dividends of HECO	27,702	10,920	52,557	11,643
Preferred stock dividends of HECO	270	270	540	540

Net income for common stock	$27,432	$10,650	$52,017	$11,103

OTHER ELECTRIC UTILITY INFORMATION
Kilowatthour sales (millions)	2,476	2,501	4,885	4,905
Cooling degree days (Oahu)	1,295	1,255	2,249	2,100
Average fuel cost per barrel	$104.78	$62.74	$99.29	$60.43

This information should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2007 (included in HECO Exhibit 99.1 to HECO’s Form 8-K dated February 21, 2008) and the consolidated financial statements and the notes thereto in HECO’s Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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American Savings Bank, F.S.B. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2008	2007	2008	2007
Interest and dividend income
Interest and fees on loans	$61,747	$60,093	$125,212	$120,374
Interest and dividends on investment and mortgage-related securities	22,729	30,428	47,180	58,593

	84,476	90,521	172,392	178,967

Interest expense
Interest on deposit liabilities	15,619	20,832	33,839	41,570
Interest on other borrowings	16,265	18,581	35,414	36,987

	31,884	39,413	69,253	78,557

Net interest income	52,592	51,108	103,139	100,410
Provision for loan losses	1,155	1,200	2,055	1,200

Net interest income after provision for loan losses	51,437	49,908	101,084	99,210

Noninterest income
Fees from other financial services	5,413	6,885	12,236	13,386
Fee income on deposit liabilities	6,767	6,457	13,561	12,512
Fee income on other financial products	1,639	1,856	3,443	3,868
Loss on sale of securities	(18,323)	—	(17,388)	—
Other income	5,978	1,807	7,550	3,253

	1,474	17,005	19,402	33,019

Noninterest expense
Compensation and employee benefits	19,039	18,164	37,279	36,560
Occupancy	5,390	5,341	10,787	10,289
Equipment	3,221	3,785	6,335	7,263
Services	4,170	7,895	9,843	16,253
Data processing	2,609	2,646	5,225	5,203
Loss on early extinguishment of debt	39,843	—	39,843	—
Other expense	9,653	9,336	18,847	18,516

	83,925	47,167	128,159	94,084

Income (loss) before income taxes	(31,014)	19,746	(7,673)	38,145
Income taxes (benefits)	(12,921)	7,164	(4,156)	13,967

Net income (loss)	$(18,093)	$12,582	$(3,517)	$24,178

Net interest margin (%)	3.39	3.20	3.27	3.14

This information should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2007 (included in HEI Exhibit 13 to HEI’s Form 8-K dated February 21, 2008) and the consolidated financial statements and the notes thereto in HEI’s Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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